13010762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 46627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD SECURITIES PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 CHERRY HILL DRIVE
(No. and Street)

BEVERLY	MA	01915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOYCE M. MOORE — (978) 927-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOYCE M. MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKWOOD SECURITIES PARTNERS, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Joyce M Moore
Signature

CHIEF FINANCIAL OFFICER
Title

Nicole L. Reuss
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2012 and 2011

BDO

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2012 and 2011

Brookwood Securities Partners, LLC

Contents

Fax: 617-422-0909
www.bdo.com
100 High Street
Boston, MA 02110

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,	2012	2011
Assets		
Cash and Cash Equivalents	$ 1,227,625	$ 285,908
Due from Affiliate	58,200	-
Prepaid Expenses and Other Assets	32,654	26,349
Total Assets	$ 1,318,479	$ 312,257
Liabilities and Member's Equity		
Commissions Payable	$ 586,078	$ 92,906
Due to Affiliates	67,342	3,970
Accounts Payable and Accrued Expenses	55,974	53,419
Total Liabilities	709,394	150,295
Member's Equity	609,085	161,962
Total Liabilities and Member's Equity	$ 1,318,479	$ 312,257

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Partnership was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The programs are managed by affiliates of the Partnership. The general partner, Brookwood Securities Co., Inc. owned 1% of the partnership interest, and the limited partner, Brookwood Financial Partners, LLC, owned the remaining 99% of the partnership interest. Net income or loss and cash distributions were allocated to the partners, pro-rata, in proportion to their percentage interests.

In December 2010, the limited partnership was converted to a limited liability company. The general partner redeemed its partnership interest for book value and the limited partner became the sole member.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The statements of financial condition of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Income Taxes

The Company is not required to file Federal or state income tax returns. The Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC tax return due to being a sole member limited liability company. Brookwood Financial Partners, LLC is not subject to Federal or state income taxes. Each of its members are required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2012 through December 15, 2013, the date these statements of financial condition were available to be issued.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% (15 to 1 ratio) of aggregate indebtedness, as defined. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2012, the Company had $518,231 of net capital, which was $470,938 in excess of required net capital. At December 31, 2011, the Company had $135,613 of net capital, which was $125,593 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 136.89 as of December 31, 2012 and 110.83 as of December 31, 2011. The Company is exempt under provision (k)(2)(i) of the Securities Exchange Act of 1934 rule 15c3-3, the "Computation for Determination of Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2012	2011
Member's equity qualified for net capital	$ 609,085	$ 161,962
Less non-allowable assets	90,854	26,349
Net capital under SEC Rule 15c3-1	$ 518,231	$ 135,613

4. Fair Value

The Company follows the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures" which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximized the use of observable inputs and minimized the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Partnership would use in pricing the Company's asset or liability based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Company are traded. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants that have investments in the same or similar assets would use as determined by the money managers for each investment based on best information available in the circumstances. The input hierarchy is broken down into three levels based on the degree to which the exit price is independently observable or determinable as follows:

Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Examples include equity that is actively traded on a major exchange.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.

Level 3 - Valuation based on inputs that are unobservable and reflect management's best estimate of what market participants would use as fair value. Examples include limited partnerships and private equity investments, and limited liability investment companies.

The following tables show, by level within the fair value hierarchy, the Company's financial assets that are accounted for at fair value on a recurring basis as of December 31, 2012 and 2011. The financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the asset or liability's placement within the fair value hierarchy levels.

Fair Value at December 31, 2012	Level 1
Money market funds	$ 1,014,781

Fair Value at December 31, 2011	Level 1
Money market funds	$ 241,166